Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

			Year Ended December 31,
	2009	2008	2007	2006	2005
Net loss attributable to common shareholders	(116,763)	(202,907)	(148,305)	(135,819)	(102,505)
Add: fixed charges	17,448	146,027	15,421	45,147	18,942

Earnings as defined	(99,315)	(56,880)	(132,884)	(90,672)	(83,563)

Fixed charges:
Interest expensed and capitalized	16,939	145,332	14,827	44,582	17,559
Estimated interest component of rent	509	695	594	565	1,383

Total fixed charges	17,448	146,027	15,421	45,147	18,942

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss attributable to common shareholders for the period.